		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING			OMB APPROVAL
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SEC FILE NUMBER
000-50450

CUSIP NUMBER 683707103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 30, 2008
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Open Energy Corporation
Full Name of Registrant:

Former Name if Applicable:
514 Via De La Valle, Suite 200
Address of Principal Executive Office (Street and Number)
Solana Beach, California 92075
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

The Company could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended November 30, 2008 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense.  The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after the completion of the review by its officers and directors and independent auditors.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Aidan H. Shields	858	794-8800
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes ☒   No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒   No  ☐If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the three and six months ended November 30, 2008, revenues were $1,660,000 and $2,426,000, respectively. Revenues for the three and six months ended November 30, 2007 were $1,326,000 and $2,873,000, respectively. The increases in revenues over the prior year periods resulted primarily from the recognition of deferred revenue on completion of rebate claims submitted to the California Energy Commission (“CEC”).
For the three and six months ended November 30, 2008, costs of sales were $3,258,000 and $4,038,000, respectively. For the three and six months ended November 30, 2007, cost of sales was $3,415,000 and $5,226,000, respectively. The gross losses for the three and six months ended November 30, 2008 reflect the effects of the Company’s poor liquidity situation which led to the execution of a customer contract at a cost of $736,000 for assembly of tiles and provision of services at a fixed price that was significantly lower than the cost of assembly materials, labor and services provided in order to preserve a critical distribution channel.
Our net losses for the three and six months ended November 30, 2008 were $19,136,000 and $23,697,000, respectively. For the three and six months ended November 30, 2007, we incurred a net loss of $10,306,000 and $19,294,000, respectively. Our net loss increased by 85.7% over the prior year three month period and increased by 22.8% over the prior year six month period year to date primarily due to the non-cash charges associated with our September 2008 Financing.
For the three and six months ended November 30, 2008, the net losses included $21,989,000 in non-cash charges associated with our September 2008 Financing offset by $6,912,000 in stock-based compensation resulting from forfeitures and modifications of unvested, restricted stock and stock options of our previous Chairman and Chief Executive officer who resigned from the Company on October 31, 2008.
As of November 30, 2008, we had cash and cash equivalents of $1,465,000 and negative working capital of $6,360,000. For the six months ended November 30, 2008, we used $3,678,000 of cash in operations. Financing activities provided $4,816,000 of cash during the quarter, with $1,950,000 in gross proceeds resulting from the sale of promissory notes, and $4,200,000 in cash proceeds from the sale of warrants.

There may be additional adjustments to the anticipated results as the Company completes its work on the financial statements.

OPEN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS - unaudited
(In thousands, except per share data)

	Three Months Ended November 30,		Six Months Ended November 30,
	2008	2007	2008	2007
Revenues, net	$1,660	$1,326	$2,426	$2,873
Cost of sales	3,258	3,415	4,038	5,226
Gross loss	(1,598)	(2,089)	(1,612)	(2,353)

Operating (income) expenses
Selling, general and administrative	(4,287)	6,059	(1,114)	9,990
Research and development	38	93	58	165
Restructuring costs	-	-	-	-
Impairment of intangibles and goodwill	-	-	-	-
Impairment note receivable	-	-	-	-
Total operating (income) expenses	(4,249)	6,152	(1,056)	10,155

Income/loss from operations	2,651	(8,241)	(556)	(12,508)

Other income (expense)
Interest income	4	137	7	138
Interest expense	(21,845)	(2,687)	(23,511)	(8,100)
Other income and expense	(184)	144	(109)	45
Loss on foreign exchange	-	(50)	2	(69)
Total other expense	(22,025)	(2,456)	(23,611)	(7,986)

Loss before income tax benefit	(19,374)	(10,697)	(24,167)	(20,494)
Income tax benefit	238	391	470	1,200
Net loss	$(19,136)	$(10,306)	$(23,697)	$(19,294)

Open Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 15, 2009	By	/s/ Aidan H. Shields Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).